December 21, 2018

Matthew Jordan
Chief Financial Officer
The RMR Group Inc.
Two Newton Place, 255 Washington Street
Suite 300
Newton, MA 02458

       Re: The RMR Group Inc.
           Registration Statement on Form S-3
           Filed December 3, 2018
           File No. 333-228662

Dear Mr. Jordan:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed 12/03/2018

General

1. We note that you incorporate by reference your Annual Report filed on Form 10-K for the fiscal year ended September 30, 2018. However, the Form 10-K incorporates information from the company's proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the Form 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure
       Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.
2. We note Section 13.2 of your Fourth Amended and Restated Bylaws, dated September 13,
 Matthew Jordan
The RMR Group Inc.
December 21, 2018
Page 2
         2017, regarding mandatory arbitration and Section 13.1 regarding exclusive forum. We also note your risk factor disclosure regarding such provisions in your Annual Report on
         Form 10-K for the fiscal year ended September 30, 2018. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes and provide greater clarity regarding the operation of the exclusive forum provision in light of the mandatory arbitration provision. In addition, please revise to:
           Further describe the arbitration provision and how this provision will impact your shareholders, including more specific risk factor disclosure; Address any questions as to enforceability of the arbitration provision under federal
             and state law; and
           Clarify whether the arbitration provision applies to claims under the federal securities laws and, if so, revise the disclosure to state that, by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401
with any questions.



                                                               Sincerely,
FirstName LastNameMatthew Jordan
                                                               Division of
Corporation Finance
Comapany NameThe RMR Group Inc.
                                                               Office of Real
Estate and
December 21, 2018 Page 2                                       Commodities
FirstName LastName